Exhibit 99.1

BAYTEX TO PRESENT AT RBC CAPITAL MARKETS’
GLOBAL ENERGY AND POWER CONFERENCE

CALGARY, ALBERTA (May 26, 2014) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Geoffrey Darcy, Senior Vice President, Marketing, will be presenting at the RBC Capital Markets’ Global Energy and Power Conference on Monday, June 2, 2014 at 9:30 am EDT (7:30 am MDT) in New York, New York. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.veracast.com/webcasts/rbc/energy2014/03102126172.cfm

A replay will be available on the Baytex website, www.baytexenergy.com, for six months following the presentation.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com